FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

333-173619

(Commission File Number)

JIAYUAN.COM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Room 1005, Changxin Building

No. 39 Anding Road

Chaoyang District, Beijing

The People’s Republic of China

(8610) 6442-8783

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

In March 2013, Jiayuan.com International Ltd., through one of its PRC operating companies, completed the acquisition of a new office space near its current location for a total consideration of RMB74.2 million (US$12.0 million)(1), using its available cash on hand.

1      Based on an exchange rate of RMB6.2005 to US$1.00, representing the rate as outlined by the H.10 weekly statistical release of the Federal Reserve Board on April 5, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIAYUAN.COM INTERNATIONAL LTD.

	By:	/s/ Shang-Hsiu Koo
	Name:	Shang-Hsiu Koo
	Title:	Chief Financial Officer

Date: April 11, 2013

EXHIBIT INDEX

Exhibit Number	Description

99.1	English Summary of Secondhand Housing Purchase & Sale Contract of Beijing Municipality, dated November 26, 2012
99.2	English Summary of Supplemental Agreement to Secondhand Housing Purchase & Sale Contract of Beijing Municipality